5/17

04030158

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia De Transmissão De Energia Elétrica Paulista

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 4980 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/18/04

TRANSMISSÃO PAULISTA

ARIS
12-31-03

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

CONTENTS

MANAGEMENT REPORT – ACCOUNT PERIOD 2003

Respected Shareholders,

The management of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista submits to your appraisal, the Management Report and Financial Statements of the Company, along with the opinion of Independent Auditors and of the Fiscal Board, referring the accounting period ended as of December 31, 2003.

In compliance with the strategy established by its managers, the Company invested in 2003 the amount of R$ 172,694 thousand in its business purpose. From this, R$ 68,028 thousand destined to improvement of existing assets and R$ 104,666 thousand in projects that will offer additional revenue. Important works have been made, such at Substations Miguel Reale, Interlagos and Bauru, that make possible the expansion of the installed capacity and assure more reliability and control over voltage.

The economic – financial operating performance of the Company shows the continuity of the positive evolution of its result indicators, which reached a net profit of approximately R$ 222,376 thousand, 32.3% over the one of the previous fiscal year.

Also worth noting is the insertion of the Company in the social responsibility issues, specially the acknowledgement received through the title "Citizen Company" for the social actions performed.

In view of the results presented, we are sure that we are close to reach our goal that is turning CTEEP into the most efficient and profitable Company of the Country in the sector of Electric Power Transmission.

Mauro Guilherme Jardim Arce
President of the Management Board

COMPANY PROFILE

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista is a private and public joint stock company controlled by the Government of the State of Sao Paulo. Its mission is to operate, keep, expand and exploit electric power transmission systems, with excellence in services rendered, an adequate return for shareholders, users' satisfaction and environmental respect, contributing for the social and economic development of the community.

The strategic lines that guided the Company's actions concentrated on the modernization and expansion of the transmission system, also implicating in a wide review of organization processes, contributing to the recognition from customers, shareholders and society of the quality of electric power transmission services provided.

The Company is responsible for a compound electric system made up of 11,617 Km of transmission lines and 18,102 Km of circuits and 101 substations with voltages of up to 440 kV. It has 460 transformers in operation, totaling an installed transformation capacity of 37,759 MVA and 145 microwave stations, including 1,400 Km of optic fiber cables.

The transmission of energy is coordinated by four Operating Centers, interlinked by computers, which supervise and control the compound generation and transmission operation of electric power to the State of São Paulo.

The System Operating Center – COS, located at the Substation Bom Jardim in the municipality of Jundiaí, supervises and controls the transmission network at the voltages of 230 kV, 345KV and 440KV and monitors the generation of plants located in the State of São Paulo.

The COS also coordinates the performance that is interconnected to other three Regional Operating Centers – CROs located in Bauru, Cabreúva and in the city of Sao Paulo, as well as to the National System Operation Center – CNOS, located in Brasilia, Federal District, and operating centers of other companies.

By means of its own telecommunication system, the Company meets operating, corporate and maintenance needs, both for voice and data communication. This system, named SINTEL (Integrated Telecommunications System) has 1,400 Km of optical ground wire cables – OPGW and over 300 telecommunication facilities, covering the entire area of the State of Sao Paulo.

From the electric power transmitted by Transmissão Paulista's lines in 2003, around 118,090 GWh, were generated by the companies FURNAS (45.4%), CESP (31.3%), AES TIETÊ (10.3%), DUKE (10.0%), CEMIG (1.3%), EMAE (0.7%) and others (1.0%). Such power was destined to the concessionaires ELETROPAULO (32.8%), CPFL (16.0%), BANDEIRANTE (11.0%), ELEKTRO (9.7%), PIRATININGA (8.7%), GRUPO CMS (4.3%) and GRUPO REDE (2.5%), FURNAS (6.3%), COPEL (1.9%), ELETROSUL (1.7%), CEMIG (1.3%) and LIGHT (0.4%). Own consumption and losses of the Transmission System correspond to the remaining 3.4% of the electric power mentioned.

STRENGTHENING OF THE TRANSMISSION SYSTEM

The financial results reached in the last years confirm the success of the Company's strategic line of investing in the modernization and expansion of its facilities, aiming at customers and shareholders satisfaction.

It was in such a context that, in 2003, important and relevant actions were implemented, such as the modernization of CRO – I Regional Operating Center of São Paulo, perfecting the supervision, coordination and control of 25 substations, under its operating responsibility. It is important to point out the meaning of the aforementioned enterprise in the Company's area of performance, because CRO - SP serves the Metropolitan São Paulo, the South coast and part of the North coast of the State of São Paulo, coordinating an electric system with 15,894.7 MVA of installed transformation capacity, what corresponds to 42% of the total installed capacity of Transmissão Paulista.

Another important revitalization was the one implemented in the Substation Cerquilho that, in operation since 1969, services important customers. This work provided considerable increase of reliability for the municipal district of Cerquilho and electric system of the area.

Other important works were accomplished in 2003 in the substations in order to make possible the expansion of the installed capacity and to guarantee increment of the reliability and the voltage control, as indicated as follows.

At the Substation Miguel Reale, the installation of 2 banks of transformers of 345-88 kV-400 MVA each and a group of isolated shielded SF6 138 kV circuit breakers, providing expansion of 800 MVA in the transformation capacity in the central area of the city of São Paulo.

At the Substation Interlagos, the installation of the second autotransformer 345 - 230 kV added 500 MVA to the system, offering more reliability to the Company's transmission system and, consequently, to the National Interconnected System – SIN.

At Substation Bauru, the replacement of the three phase reactor of 150 MVA, 460 kV, by one bank of monophase reactors, totaling 200 MVAr, offered better control over voltage to the transmission system of the Company an to the National Interconnected System – SIN.

At Substation Avaré Nova da Cia. Luz e Força Santa Cruz, the beginning of operations of the 230 kV facilities of Transmissão Paulista with 2 line bays and 1 parallel bay, improved the reliability and quality of the supply in the area of Avaré.

At the same time, the installation of protection and digital teleprotection systems in substations replacing the existing ones, has contributed to the increase of reliability and operational safety of the National Interconnected System (SIN), as well as the replacement of key sectioners and circuit breakers for equipments of larger capacity and the implantation of schemes against failures of circuit breakers in several substations, allowed the increase in capacity of electric power transport and operation safety.

Certification of System and Substation Operators

Complying with the recommendation of the Brazilian Electricity Regulatory Agency - ANEEL and the coordination of ONS - National Power System Operator, the Transmissão Paulista started in 1999 the process of certifying operators, according to the guidelines of ONS, in order to assure the customers and the society, the competence of its operators in the performance of their functions.

Such process involves meetings with employees, unions and preparing a set of technical questions and certification of operators, which comprise simulate tests, study programs and technical and biopsicosocial evaluation. From the 536 existing operators in the Company, 524 are certified and 12 are under the certification process. In 2003, 22 operators were certified and 58 re-certified.

Transmission System Performance Indicator

Transmissão Paulista is improving its "DREQ" and "FREQ" interruption indicators of electric power supply, distinguishing itself among the concessionaries of the electric sector with the best performance and total credibility on the services it provides.

DREQ - Equivalent Outage Duration - a concept that corresponds to the total time electric load peak was interrupted. That indicator can also be understood as the equivalent to the duration of an interruption of peak demand for the period. In the year of 2003, the time of interruption was 1.5255 minutes and, in 2002, 2.1948 minutes.

FREQ - Equivalent Outage Frequency – which indicates the fraction of interrupted demand corresponding to the number of times peak demand was interrupted in the period. In the year of 2003, that index was 0.1583 and, in 2002, 0.1992.

MANAGEMENT UPGRADING

In 2003, Transmissão Paulista, besides making possible the transmission of about 118,090 GWh in the State of São Paulo, was also determined itself in maintaining the improvement and optimization of processes, integrating digital protection systems, what made possible the expansion of productivity and quality of the work of technical teams, through the access to the corporate network.

It has also renewed its information technology facilities, replacing about 600 microcomputers, aligned to the new management standard of Information Technology resources of the Company.

It also implanted an important safety system that protects and preserves the corporate information, with backup machines that allow the recovery of functionality of applications in case of failure in the main computing system. With the implantation of such system, the Transmissão Paulista can within 24 hours activate its safety system and normally operate again.

It centralized the management of consumable materials and reduced inventories. In recognition to the competent material management policies, the Transmissão Paulista was assigned as the manager of electric and electronic materials in for the Government of the State of São Paulo, through the Electronic Purchase Market – BEC.

It promoted a restructuring in the planning of its real estate assets, regularizing 5,060 properties, of a total 13,459 real estate properties, allowing the achievement of new works necessary to the expansion of the electric system, such as the Transmission Line Chavantes – Botucatu.

FINANCIAL AND ECONOMIC PERFORMANCE

Framework

The Company's main source of revenue comes from the use, by other entities, of the transmission system for the public service of electric power. Such annual revenue, linked to the Basic and Connection Network facilities, were adjusted through Resolutions of ANEEL, along the period of 2003, implicating an average increase of 25.6% en relation to the previous levels practiced.

A preparation of the Company's budget in 2003 made possible investments of R$ 172.694 thousand in the production activities, R$ 68,028 thousand destined to improving the existing assets and R$ 104,666 thousand destined to new projects that envision additional revenue. In 2003, 14 new projects started commercial operation, that resulted in additional revenue of $ 1,522 thousand in this fiscal year, corresponding to annual revenue of R$ 15,767 thousand.

In 2003, Gross Operating Revenue reached R$ 910,159 thousand which resulted in Net Operating Revenue of R$ 846,593 thousand after direct charges and taxes.

Operating Expenses that can be directly controlled by Management, that comprise basically personnel and service material amounted R$ 446,510 thousand accounting for 52.7% of Net Operating Revenue.

The Company's Generation of Cash, expressed by the Result of Services plus the value of Depreciation, reached R$ 369,693 thousand, representing a margin of 43.7% on the Net Operating Revenue.

The Company had a Net Income of R$ 222,376 thousand in 2003, equivalent to R$ 1.49 per thousand of shares.

Analysis of Results for the Period Ended as of December 31

	R$ Mil	
	2003	**2002**
OPERATING REVENUE	910,159	768,586
Deductions to the Revenue	(63,566)	(47,878)
NET OPERATING REVENUE	846,593	720,708
OPERATING EXPENSES	(637,452)	(599,568)
RESULT OF SERVICES	209,141	121,140
FINANCIAL RESULT	74,766	63,706
OPERATING RESULT BEFORE INTEREST ON CAPITAL	283,907	184,846
Interest on own Capital	(147,249)	(136,353)
OPERATING RESULT AFTER INTEREST ON CA	136,658	48,493
NON OPERATING RESULT	(6,695)	(1,996)
RESULT FOR THE PERIOD BEFORE CSLL AND IR	129,963	46,497
Social Contribution and Income tax	(54,836)	(14,713)
Reversal of Interest on Own Capital	147,249	136,353
NET PROFIT FOR THE PERIOD	222,376	168,137

The Service Revenue for 2003 is 72.6% higher than the one obtained in 2002, showing a significant improvement of the Company's operating performance, whose net operating margin went from 16.8%, in 2002, to 24.7% in 2003.

Operating Income in 2003, before Interest on Own Capital, was 53.6% higher than in 2002, confirming the Company's improved operating performance.

As a result of Company's strategy and its management operations, the Net Income in 2003 reached R$ 222,376 thousand, with an improvement of 32.3% when compared to the consolidated figure of 2002.

The economic-financial performance for the period made possible to the Company to credit to its shareholders, still in 2003, the amount of R$ 147,249 thousand as Interest on Own Capital, corresponding to 66.2% of the net profit for the fiscal year.

Trade of Shares

In 2003, 39,014 transactions with shares were carried out at BOVESPA – Sao Paulo Stock Exchange Market, with a total volume of R$ 364,044 thousand.

As for ADR (American Depositary Receipt) programs – Level 1, at the end of 2003 the Company's shareholding included 32,545 ADR referring to preferred shares and 12,333 ADR for common shares. In the existing programs, each ADR is equivalent to 3,000 shares of the corresponding type.

Throughout 2003, IBOVESPA had a 97.3% valuation. In the same period, the value of Company's common shares increased 109.2%, whereas preferred shares increased 146.9%.

Level 1 of Corporate Governance

Transmissão Paulista was the first electric power company in the State of São Paulo to formally join to the practices of Corporate Governance, and made, on Sep/18/2002, an Adhesion Contract to Distinguished Practices of Corporate Governance – Level 1 with com the Stock Exchange Market of São Paulo - BOVESPA.

By means of the adhesion, the Company, that has its preferred shares included at IBOVESPA, also started taking part of the Corporate Governance Index (IGC), that measures the performance of companies listed with the Corporate Governance Program of BOVESPA.

Complying with the rules of Corporate Governance, Transmissão Paulista held a meeting on Sep/19/2003 with analysts and investors, at the auditorium of Associação De Analistas e Profissionais de Investimento de Mercado de Capitais (APIMEC), when in presented economical-financial results, perspectives, challenges and trends for the Company.

Therefore, Transmissão Paulista reinforces its commitment to the best practices of Corporate Governance, distinguished by the transparency of information offered to the market.

Independent Auditors

For the purposes provited in CVM Instruction – 381, as of jan/14/2003, CTEEP makes clear that Trevisan Auditores Independentes, during the fiscal year 2003, rentered to such company only external audit services.

RESEARCH AND DEVELOPMENT PROGRAMS

In 2003, the Company followed-up the development of the different phases that involved its three Research and Development Programs, from the conclusion of the projects of the First 2001/2002 Program, approval and beginning of implantation of the projects for the Second 2002/2003 Program and selection and forwarding to ANEEL of the Third Program regarding the cycle 2003/2004.

The conclusion of the First Research and Development Program of Transmissão Paulista was marked by the divulgation of project results in a seminar and exhibition of results to several agents of the electric sector, representatives, foundations, business partners and employees the Company.

In recognition to the excellent level of the projects that took part of the First Research and Development Program implanted by the Company, ANEEL selected some of them to be presented during the II Congress of Technological Innovation, proving the technological progress of Transmissão Paulista in the segment of erosion control by means of the Development of a New Antipollution Isolator with Open Profile, also the control of substations with the new Video-monitoring System, control of Substations with transmission through TCP/IP T63, supervision, control and automation of transmission lines with the development of an inspection Robot and in the management of the real estate properties with the system of Video-monitoring and Property and Occupation Control of Transmission Lines.

In October 2003, ANEEL approved the Second R & D Program of Transmissão Paulista, cycle 2002/2003, composed by 20 projects that will integrate knowledge and technology in segments such as automation, monitoring, transmission lines, substation, power system, financial measuring of current costs of external items and system integration.

Still in 2003, the Company sent to approval of ANEEL a portfolio of 25 projects in technical, financial and environment areas that will compose the Third Research and Development Program.

ENVIRONMENT

The growing motivation of Transmissão Paulista turned to performance in harmony with environment, was made evident in 2003, at the definition of Company mission statement, which started including environmental sustainability as one of the main factors of its management performance.

In a progressive way, the environmental variables are taking part of operating, maintenance and transmission system expansion processes and of the daily decisions that Company makes.

NBR ISO 14001 Certification – Stringent Environment Management

After obtaining the first certifications for the environment management systems implanted at two pilot units, Transmissão Paulista proceeded with the process and obtained in 2003, an external environmental certification to more three units.

Certifications of Transmissão Paulista for the standard ISO 14001:1996

Substation	Scope	Certifying Entity
Santa Bárbara D´Oeste	Operation and maintenance at the substation	DQS do Brasil S/C Ltda. • Certification/2002 • Re-Certification/2003
Xavantes	Operation and maintenance at the substation	DQS do Brasil S/C Ltda. • Certification/2002 • Re-Certification/2003
Araraquara	Operation and maintenance at the substation	DQS do Brasil S/C Ltda. • Certification/2003
Oeste	Operation and maintenance at the substation	DQS do Brasil S/C Ltda. • Certification/2003
Centro – ETR	Operation and maintenance at the substation	DQS do Brasil S/C Ltda. • Certification/2003

Environmental Licensing of the Lines of Transmission

230 kV Chavantes – Botucatu (Circuit 2)

Transmissão Paulista got the Provisory Environmental Licensing nº 00621, issued on Jul/01/2003, by the Environment State Department, approving the location, design of the project and attesting the environmental feasibility of LT 230 kV Chavantes – Botucatu Circuit 2. The permanent Installation Environmental Licensing nº 00279 was issued on Dec/12/2003 and authorized the beginning of the construction works.

Among the environmental measures presented in the studies, it fits to detach the forest replacement, in area of 20 there is, that it will be executed by the Transmission From São Paulo in the Municipal district of Manduri, in Experimental Finance of the State, belonging to the Clerkship of State of the Agriculture, as it establishes the Term of Commitment of Environmental Recovery signed on Nov/25/2003 with DEPRN–State Department of Protection to the Natural Resources.

345 kV Baixada Santista – Tijuco Preto (Beginning of Operations of the Third Circuit)

On May/26/2003, Transmissão Paulista got the Provisory Environmental Licensing nº 00606, issued by the Environment State Department. After proving the compliance with the set of requirements of the regulating department to authorize the beginning of the construction works, it got the Permanent Installation Environmental Licensing nº 00272, on Nov/03/2003.

The beginning of the works, especially in the area that crosses the State Park of Serra do Mar, was authorized by means of a commitment, on the part of Transmissão Paulista, of implementing the Environment Management Plan for the building work, with monitoring of environmental care during the works, executed by an independent company, that performs periodic auditing at the work site and issues follow-up reports, that are sent to the Environment State Department.

Environmental Regularization of the Transmission System in Operation – Statement of Adjustment to the Environmental Conduct (TAC)

In compliance with the TAC made with the Environment State Department in 2002, Transmissão Paulista contracted in 2003 the Ecology and Forest Recovery Laboratory – LERF, of the Escola Superior de Agricultura Luiz de Queiroz – ESALQ, to develop environmental recovery projects for the 5 areas indicated by the Institute of Forests, which are conservation units under the management of the above-mentioned department.

The projects for the 5 units (State Forest of Batatais, Experimental Station of Mogi-Guaçu, Experimental Station of Buri, Experimental Station of Itapetininga and State Forest of Assis) were concluded in 2003 and sent to the approval of the Environment State Department. The said approval of projects will make possible to Transmissão Paulista obtaining the Operation Licensing for all transmission system the Company that is in operation.

Also, in compliance with the demands established in the mentioned TAC, Transmissão Paulista finished the preparation of the report "Work Plan for the Development of EARs – Risk Analysis Studies, PGR – Risk Management Plan and PAE – Emergency Action Plan" for the transmission system of the Company and submitted it to the approval of the Environment State Department.

Environmental Consciousness at Transmissão Paulista

The formation and mobilization of employees, so that they are permanently aware of environment is the main tool to effective environmental management. During 2003, more 266 employees took part in lectures on environmental consciousness and other training sessions associated to the implantation of environmental management systems, in accordance with NBR ISO 14.001/96, reaching a total of 700 employees aware of their responsible performance at work.

Also in 2003, training programs were made for managers, engineers, work inspectors and other employees that develop maintenance activities in transmission line areas that cross the State Park Serra do Mar. The lectures involved the principles of work during the performance of activities in such area, with highlight to the respect to the environmental law, care to the State Park Serra do Mar, and to the historical and archaeological patrimony, knowledge on plants and animals of the region and environmental control during the construction, maintenance and operation activities.

QUALITY OF TRANSMISSION SYSTEM AND CLIENT SATISFACTION

With the commitment of the management and of functional team of meeting the needs and expectations of customers, quality policies were established and actions were developed turned to the maintenance and conquest of new ISO 9001:2000 certifications, as seen next.

Inspection of Aerial Transmission Lines

The process involves aerial and terrestrial inspection, embracing 11,617 Km of transmission lines, considered strategic, as it makes possible the correct programming of preventive maintenance and correction operations, guaranteeing the important performance of the transmission system. The external auditing, made by the certifying entity, happened between December 15 and 19, 2003, when it was verified the consistence and obedience to the SGQ regulation implanted and recommended to certification.

Real Time Coordination, Supervision and Control of the Electric System Operation

Semi-annual follow-up audits were performed by the external certifying entity, on the 3 Quality Management Systems involving the Regional Operating Centers of Bauru, Cabreúva and São Paulo, and the certifications were kept.

Real Time Coordination, Supervision and Control of the Electric, Power and Hydraulic Systems and Operations

Semi-annual follow-up audits were performed by the external certifying entity, on the Quality Management System that involves the System Operating Center – COS, and the certifications were kept.

Certifications of Transmissão Paulista under the Standard ISO 9001:2000

Substation	Scope	Certifying Entity
System Operating Center – COS Certification: Dec/23/1998 Re-Certification: Mar/15/2002 Migration: Oct/16/2002	Real Time Coordination, Supervision and Control of the Electric, Power and Hydraulic Systems and Operations	BVQI
Regional Operating Center of the System Bauru – CRO-B Certification: May/03/2002	Real Time Coordination, Supervision and Control of the Electric System Operation	BVQI
Regional Operating Center of the System Cabreúva – CRO-C Certification: May/15/2002	Real Time Coordination, Supervision and Control of the Electric System Operation	BVQI
Regional Operating Center of the System São Paulo – CRO-SP Certification: Mar/22/2001 Migration: Oct/18/2002	Real Time Coordination, Supervision and Control of the Electric System Operation	BVQI
Aerial and Underground Line Division – Inspection Teams of Votuporanga, Bauru, Itapetininga, Chavantes, Presidente Prudente, Jupiá, Santa Bárbara, Mococa, Cabreúva, Taubaté, Baixada, Santo Ângelo, São Paulo Certification: recommended on Dec/19/2003	Inspection on Aerial Transmission Lines	ABS

Customer Satisfaction

Aiming at obtaining a diagnosis on the approval degree of customers in regards to the quality of real time operating services, rendered by the operating centers of Transmissão Paulista, satisfaction research was implanted with external customers, involving 31 operating centers of 26 concessionary companies that generate and distribute electric power and use the services the Company. The aspects of verbal and written communication and technical focus were considered in real time.

The researched period was from July /2002 to July/2003 and it was verified that 87.5% of our customers are satisfied. The research will promote the identification of improvement points, so that actions can be taken, in alignment with the requirements of NBR ISO 9001:2000, in such a way to perfect the quality services rendered.

PERSONNEL MANAGEMENT AND SOCIAL RESPONSIBILITY

The 3,088 employees of the Company plows are distributed in several areas of the State of São Paulo, 55.5% in the countryside and 44.5% in the Capital. From this total, 80.3% are in the technical area. The qualified personnel has been demanding permanent professional development. All employees the Company are literate; among them, 52.6% have concluded secondary education and 25.9% concluded university.

With the intention of assuring recycling and the constant updating of knowledge, Transmissão Paulista offered in 2003 training to different areas of the Company, totaling 11,097 participations of employees in management, technology, institutional and information technology programs. This represents 115,512 hours of employees trained in 812 groups, or 37.4 hours of training per employee in the year of 2003.

Besides the training programs, the concern with the quality of life for the employees has been an essential part of personnel management policies. The implantation of Health and Social Service campaigns represented an important progress in the reduction of the occupational diseases, and all employees passed by periodic exams and about 90% were vaccinated against the flu, besides 663 relatives of such employees.

Transmissão Paulista also implanted the "Anti-smoking" Project, that is not only based in the expectation of quantitative reduction, but also in a qualitative work that it is trying to create a support and reflection space, in order to stimulate all employees to lead healthy lives.

The Citizen Company

The Program Citizenship portraits the Social Responsibility of Transmissão Paulista that, in 2003, received during the 8th National Forum of Corporate Citizenship, the trophy "Empresa Cidadã" (Citizen Company), for the social actions developed.

The Program was conceived within the optics of employees' consciousness of the concept and practice of citizenship, not only turned to the Company, but also to the relationship with relatives and with the community of the which they are part of, comprising 11 projects of social, technological and cultural nature, listed below, narrowing more and more the relationship between Transmissão Paulista and the society.

Social Support

Social support to employees in leaves due to sickness and work accidents.

Chemical Addition

Prevention and help, through the support group 'Apoio Transmissão', to employees and families with chemical dependency and support to the families.

Developing Talents

Training to visually handicapped people through the promotion of rehabilitation activities (courses on reading and writing in Braille). The company also offers Information Technology and Telemarketing courses for visually handicapped people of the community in the city of São Paulo, enabling them to digital inclusion and subsequent insertion in the job market. Such is implemented in partnership with the Association of Visually handicapped People Visual and Their Friends – ADEVA.

Efficiency

Support to employees and children of employees who have physical, mental, sensorial and multiple disabilities. Guidance, forwarding and measures are taken in regards to special needs and meetings are held with families, besides events uniting the employees who participate of the project, their families and bosses, for experience exchange.

Teenager Trainee Program

Through an educational cooperation agreement, it aims at providing the teenagers of the community with professional development by means of practical daily administrative task learning and corporate life, in the Capital and in Decentralized Units.

Transmitting Health

Promotes actions that favor prevention and understanding for the employees of Transmissão Paulista about health aspects.

Work Fronts

Emergency actions to help unemployed people, developed in partnership with the Employment and Work Relationship Secretariat, has as objective providing occupation, professional qualification and income to people unemployed for at least 1 year and who live in the State of São Paulo for at least 2 years.

Instituto Criança Cidadã – ICC

Transmissão Paulista is one of the keepers of Instituto Criança Cidadã, (Citizen Children Institute) supporting the activities that benefit 8 thousand children, adolescents and adults approximately through several projects, as to Day Care – Preliminary School, Education Complementation, Center of Introduction to Work, Literacy Project and 'Projeto Nossa Comunidade'.

Project Pomar

Accomplished in partnership with State Environmental Department, the company develops actions to minimize the visual impact of Transmission Lines at the margins of the rivers Tietê and Pinheiros. The 'Projeto Pomar', besides promoting the environmental recovery of the margins of river Pinheiros, promotes the citizenship, using labor from the participants of the Work Fronts, consolidating a partnership that benefits all the community in the city of São Paulo.

Energy, Art & Culture

Transmissão Paulista has been sponsoring cultural and artistic activities, with the application of funds in projects regulated by the Laws of Fiscal Incentives. In 2003, it sponsored the projects Restoration and Recovery of the Cathedral of Sé, Public Schools in the Museum of Energy – Center Jundiaí and the cinematographic work "De Passagem." In the previous years, it sponsored the projects Cultural Center Estação Júlio Prestes, Memorial of the Immigrant, Recovery of the Building of the University of Medicine at University of São Paulo, among others.

Project Transformation

Has as objective the sponsoring and diffusion of events that promote citizenship, technological development and culture, narrowing the relationships between Transmissão Paulista and the society, such as, National Seminar of Information Management and Knowledge in the Electric Power Sector, 47th State Congress of Municipal districts, Foundation for the National Quality Prize (FPNQ), Brazilian Congress of Energy Planning, National Seminar of Production and Electric Power Transmission, among others.

SOCIAL BALANCE SHEET

(In thousands of Brazilian Reais)

Calculation Base	2003	2002
Net revenue (RL)	846,593	720,708
Operating result (RO)	136,658	48,493
Gross payroll (FPB)	328,487	290,709

Internal Social indicators	Valor	% s/ FPB	% s/ RL	Valor	% s/ FPB	% s/ RL
Food	9,843	3.0	1.2	9,254	3.2	1.3
Mandatory social charges	66,195	20.2	7.8	61,066	21.0	8.5
Private pension funds	11,979	3.6	1.4	10,942	3.8	1.5
Health	10,760	3.3	1.3	9,534	3.3	1.3
Education	6,024	1.8	0.7	4,477	1.5	0.6
Day care allowance	160	-	-	133	-	-
Profit sharing	9,968	3.0	1.2	7,136	2.5	1.0
Others	497	0.2	0.1	543	0.2	0.1
Total	115,426	35.1	13.7	103,085	35.5	14.3

External social indicators	Valor	% s/ RO	% s/ RL	Valor	% s/ RO	% s/ RL
Contributions to the company from education, culture, health and sanitation, sport, combat to starvation and food safety and others	2,500	1.8	0.3	1,041	2.1	0.1
Taxes (less social charges)	52,767	38.6	6.2	39,357	81.2	5.5
Total	55,267	40.4	6.5	40,398	83.3	5.6

Environment Indicators	Valor	% s/ RO	% s/ RL	Valor	% s/ RO	% s/ RL
Related to the Company's operation	409	0.3	-	373	0.8	0.1
In programs and/or external projects	176	0.1	-	4	-	-
Total	585	0.4	-	377	0.8	0.1

Labor indicators		
Employees at the end of the period	3,088	3,219
Hirings during the period	11	98
Employees over 45 years of age	984	947
Women employed	343	360
% of chief positions held by women	10.3	8.0
Employees bearing disabilities	13	14

Information Relevant to the Period Corporate Citizenship		
Ratio between higher and lower compensation	21 times	27 times
Total number of work accidents	16	21
Social and environmental projects developed by the Company were defined by:	Management	Management
The safety and salubrity standards in the work place, were defined by:	Management	Management
The private pension plan covers	All employees	All employees
Profit sharing does not include:	All employees	All employees
At selection of suppliers, the same ethics and social responsibility and environment standards adopted by the Company:	All employees	All employees
Participation of employees in programs of volunteer work, the Company:	Support	Support

The Board of Directors

BALANCE SHEETS AS OF DECEMBER 31

(In thousands of Brazilian Reais)

	2003	2002
ASSETS		
CURRENT		
Cash and cash equivalents		
Cash available	285	7,235
Financial investments	317,583	368,166
	317,868	375,401
Credits, values and assets realizable		
Clients	116,460	93,708
Warehouse	21,052	20,871
Amounts receivable – Finance Secretariat	123,600	34,903
Taxes and contributions recoverable	3,938	21,172
Guarantees and blocked deposits	6,325	2,832
Others	10,232	7,198
	281,607	180,684
Anticipated expenses	5,562	5,255
	605,037	561,340
LONG-TERM ASSETS		
Creditos, values and assets realizable		
Amounts receivable – Finance Secretariat	143,278	153,584
Disposal of assets and rights	70,496	78,882
Accrual for doubtful liquidation credits	(70,496)	(78,882)
Income tax and social contribution	81,271	73,789
Guarantees and blocked deposits	56,729	42,840
Others	3,005	2,905
	284,283	273,118
PERMANENTE ASSETS		
Investments	4,245	4,245
Fixed assets		
In use	5,178,489	5,121,092
Accumulated depreciation	(2,269,279)	(2,117,942)
	2,909,210	3,003,150
In progress	565,112	435,711
	3,474,322	3,438,861
Special obligations	(9,088)	(8,260)
	3,465,234	3,430,601
	3,469,479	3,434,846
TOTAL ASSETS	4,358,799	4,269,304

Explanatory notes attached hereto are an integral part of these financial statements

BALANCE SHEETS AS OF DECEMBER 31

(In thousands of Brazilian Reais)

	2003	2002
LIABILITIES		
CURRENT		
Suppliers	25,832	25,690
Taxes payable	16,857	15,744
Loans, financing operations and debt charges	41,960	40,380
Consumer charges	5,281	3,932
Salaries and social contributions	14,262	10,463
Voluntary Severance Program	7,162	2,419
Estimated liabilities	42,872	33,739
Accrual for fiscal and tax charges	37,416	24,886
Amounts payable	18,342	34,433
Interest on own capital /Dividends	72,556	58,669
Others	17,253	17,287
	299,793	267,642
LONG-TERM LIABILITIES		
Loans and financing operations	55,706	92,913
Amounts payable	206,104	196,152
Deferred income tax	16,374	16,374
Accrual for contingencies	175,440	145,050
Special obligations - reversal/amortization	24,053	24,053
Others	8,433	9,151
	486,110	483,693
DEFERRED INCOME	151,450	168,435
SHAREHOLDERS' EQUITY		
Capital stock	462,000	462,000
Capital reserves	2,592,369	2,592,369
Profit reserves	142,020	132,677
Retained earnings	224,391	161,822
	3,420,780	3,348,868
Funds destined to increase of capital	666	666
	3,421,446	3,349,534
TOTAL LIABILITIES	4,358,799	4,269,304

Explanatory notes attached hereto are an integral part of these financial statements

INCOME STATEMENT FOR THE YEARS ENDED ON DECEMBER 31
(In thousands of Brazilian Reais)

	2003	2002
OPERATING REVENUE		
Revenue from the use of electric power grid	903,778	759,072
Other revenues	6,381	9,514
	910,159	768,586
DEDUCTIONS TO OPERATING REVENUE		
Quota for reversal of global reserve - RGR	(24,328)	(19,255)
COFINS	(27,246)	(23,063)
PIS/PASEP	(11,885)	(5,450)
ISSQN	(107)	(110)
	(63,566)	(47,878)
NET OPERATING REVENUE	846,593	720,708
COST OF OPERATING SERVICE		
Personnel	(88,776)	(58,249)
Material	(8,167)	(8,589)
Third party services	(46,428)	(31,306)
Depreciation	(149,735)	(149,945)
	(293,106)	(248,089)
GROSS OPERATING PROFIT	553,487	472,619
OPERATING EXPENSES		
Personnel	(221,652)	(212,452)
Volunteer severance program	(11,865)	(1,671)
Material	(12,245)	(11,189)
Third party services	(35,026)	(41,422)
Depreciation	(10,817)	(11,277)
Accrual for contingencies	(30,390)	(32,604)
Social security contingencies	-	(32,992)
Other expenses	(22,351)	(7,872)
	(344,346)	(351,479)
RESULT FROM SERVICES	209,141	121,140
FINANCIAL RESULT		
Amortization of discount	16,985	16,985
Revenue	90,838	63,555
Expenses	(23,526)	(19,031)
Net exchange rate variance	(9,531)	2,197
Interest on own capital	(147,249)	(136,353)
	(72,483)	(72,647)
OPERATING RESULT	136,658	48,493
Non-operating revenue	2,459	10,131
Non-operating expenses	(9,154)	(12,127)
NON-OPERATING RESULT	(6,695)	(1,996)
PROFIT BEFORE SOCIAL CONTRIBUTIONS AND INCOME TAX	129,963	46,497
Social contribution	(12,835)	(5,691)
Income tax	(49,483)	(27,218)
Deferred social contribution	1,980	4,798
Deferred income tax	5,502	13,398
PROFIT BEFORE REVERSAL OF INTEREST ON OWN CAPITAL	75,127	31,784
Reversal of interest on own capital	147,249	136,353
NET PROFIT FOR THE YEAR	222,376	168,137
Net profit per thousand of shares - R$	1,49	1,13

Explanatory notes attached hereto are an integral part of these financial statements

STATEMENT OF CHANGES IN SHAREHOLDERS'EQUITY FOR THE YEARS ENDED ON DECEMBER 31

(In thousands of Brazilian Reais)

DESCRIPTION	CAPITAL STOCK	RESERVES OF CAPITAL	RESERVES OF PROFIT	RETAINED EARNINGS	SUBTOTAL	FUNDS DESTINED TO CAPITAL INCREASE	TOTAL
Balances as of December 31, 2001	**462,000**	**2,592,369**	**200,028**	**72,254**	**3,326,651**	**666**	**3,327,317**
Realization of profit reserve realizable	-	-	(4,354)	4,354	-	-	-
Social contribution negative base on net profit	-	-	-	3,215	3,215	-	3,215
Net profit for the period	-	-	-	168,137	168,137	-	168,137
Distribution of interest on own capital							
RCA – Jun/24/02	-	-	(54,353)	-	(54,353)	-	(54,353)
RCA – Sep/23/02	-	-	(32,000)	-	(32,000)	-	(32,000)
RCA – Dec/16/02	-	-	-	(50,000)	(50,000)	-	(50,000)
Destination of profit proposed on Apr/25/03							
Legal reserve	-	-	8,407	(8,407)	-	-	-
Statutory reserve	-	-	14,949	(14,949)	-	-	-
Additional Dividends	-	-	-	(12,782)	(12,782)	-	(12,782)
Balances as of December 31, 2002	**462,000**	**2,592,369**	**132,677**	**161,822**	**3,348,868**	**666**	**3,349,534**
Realization of profit reserve realizable	-	-	(1,776)	1,776	-	-	-
Realization of social contribution negative base on net profit	-	-	-	(3,215)	(3,215)	-	(3,215)
Net profit for the year	-	-	-	222,376	222,376	-	222,376
Distribution of interest on own capital							
RCA – May/12/03	-	-	-	(68,400)	(68,400)	-	(68,400)
RCA – Sep/08/03	-	-	-	(78,849)	(78,849)	-	(78,849)
Destination of profit proposed on Apr/23/04							
Legal reserve	-	-	11,119	(11,119)	-	-	-
Balances as of December 31, 2003	**462,000**	**2,592,369**	**142,020**	**224,391**	**3,420,780**	**666**	**3,421,446**

RCA - Meeting of the Management Board

Equity value per thousand shares - R$ 22,92

Explanatory notes attached hereto are an integral part of these financial statements

STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED ON DECEMBER 31

(In thousands of Brazilian Reais)

SOURCE OF FUNDS	2003	2002
From operations		
Net profit for the year	222,376	168,137
Expenses (revenues) not affecting outstanding net working capital		
Depreciation	160,552	161,222
Long-term exchange rate variance and monetary restatement	23,485	10,187
Fixed assets write-offs	6,907	11,025
Amortization of discount	(16,985)	(16,985)
Deferred income statement and social contribution	(7,482)	(19,691)
Accrual for contingencies	30,390	35,083
	419,243	348,978
From third parties		
Transferences from current to long-term liabilities	325	564
Social contribution negative base on net profit	-	3,215
Transferences from current to long-term assets	26,569	27,291
	26,894	31,070
Total origin of funds	446,137	380,048
USE OF FUNDS		
In long-term realizable	27,214	14,584
In fixed assets	202,126	117,168
In interest on own capital /additional dividends	147,249	149,135
Transferences from current to long-term liabilities	50,998	56,432
Transferences form current to long-term assets	3,789	-
Social contribution negative base on net profit	3,215	-
Fundação CESP – surplus	-	11,203
Adjustments – net working capital	-	7,511
Total use of funds	434,591	356,033
INCREASE IN NET WORKING CAPITAL	11,546	24,015

STATEMENT OF CHANGES IN NET WORKING CAPITAL

	2003	2002
Current Assets		
At the beginning of the year	561,340	462,095
At the end of the year	605,037	561,340
Increase in current assets	43,697	99,245
Current Liabilities		
At the beginning of the year	267,642	192,412
At the end of the year	299,793	267,642
Increase in current liabilities	32,151	75,230
INCREASE IN NET WORKING CAPITAL	11,546	24,015

Explanatory notes attached hereto are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian Reais)

1. THE COMPANY BUSINESS

A CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, is a publicly-held company, controlled by the Government of the State of São Paulo and is authorized to operate as a concessionaire for the Public Electric Power Service in the State of São Paulo. Its main activity is the planning, construction and operation of electric power transmission systems, as well as research and development programs in connection with energy transportation and other activities related to available technology, either directly or in collaboration with government or private entities. The Company has its activities regulated and inspected by the National Agency of Electric Energy – ANEEL.

The Company arose from the split-off of CESP – Companhia Energética de São Paulo, and started its commercial activities on April 01, 1999.

On November 10, 2001, there was the merger of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A.

2. CORPORATE GOVERNANCE

In September of 2002, the Company adopted the unique practices of Corporate Governance – Level 1, of BOVESPA – Sao Paulo Stock Exchange. As a result, the Company, whose preferred shares are included in IBOVESPA – BOVESPA's Stock Index, started also to take part in the IGC – Corporate Governance Index.

The obligations undertaken as a result of such adoption ensure greater transparency of the Company for the market, investors and shareholders, rendering it easier to monitor actions taken by management and the controlling shareholder.

3. PRESENTATION OF FINANCIAL STATEMENTS

Financial statements have been prepared in agreement with accounting policies issuing from the Brazilian Corporate Law, regulations established by the Brazilian Securities and Exchange Commission – CVM (Circular Letter CVM/SNC/SEP 01/04), and rules of specific laws applicable to electric power utility concessionaires set forth by the National Agency of Electric Energy – ANEEL (Circular Letter SFF/ANEEL 2.183/03).

These financial statements are in compliance with the principles, methods and criteria adopted by the Company as of the end of the fiscal year of 2002.

Reclassifications were made to the financial statements' accounts of 2002 aiming at a better presentation and comparison.

All amounts presented in the financial statements are expressed in thousands of Brazilian Reais.

4. SUMMARY OF MAIN ACCOUNTING PRACTICES

4.1. Specific Accounting Practices

a. Financial Charges and Inflation and Currency Translation Earnings or Losses

In view of the determination of the Accounting Instructions 6.3.10, item 4, of the Accounting Manual of Public Electric Power Service, the interest and other financial responsibilities and monetary restatements/exchange rate variance, related to the funds received from third parties, and actually used in fixed assets in use, are registered in this subgroup as cost.

4.2. General Accounting Practices

a. Investments

Investments are recorded at cost, with corresponding accrued interest earned until the balance sheet date.

b. Amounts Receivable from Customers

It includes amounts invoiced for the use of connection and basic systems by electric power utility concessionaires and companies interconnected to such systems.

c. Warehouse

Materials at the warehouse are valued and recorded at their average purchase cost, which does not exceed their replacement value. Materials meant for construction are recorded under fixed assets under construction.

d. Fixed Assets

Items that are part of Fixed Assets are recorded at their purchase and/or construction cost, adjusted by inflation until December 31, 1995, plus Complementary Monetary Correction – CMC created by Law 8200, of June 28, 1991, interest on own capital until December 31, 1998, financial charges, inflation and exchange gains or losses on borrowings and financing operations linked to the constructions in course, minus accumulated depreciation and amortization.

Depreciation is determined by the straight-line method based on annual rates going from 2% to 8.3% for assets linked to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution 002, of December 24,1997, updated by Resolution 44, of March 17, 1999, issued by the National Agency of Electric Energy – ANEEL.

e. Assets and Liabilities subject to Adjustment for Inflation/Exchange Variations

When subject to some for of adjustment, assets will be adjusted based on indexes established in law or in contract, up to the balance sheet date.

f. Deferred Income

Balance of non-amortized negative goodwill in connection with investment appraised according to the equity accounting method at the then controlled company EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. merged into the Company on November 10, 2001.

The amortization of such negative goodwill is done on a monthly basis, and the term was established based on the concession period of the then controlled company, which would end on December of 2012.

g. Social Contribution and Income Tax

Social contribution and Income tax are determined pursuant to the applicable law based on net income, adjusted by adding nondeductible expenses, deducting nontaxable revenues and adding and/or deducting temporary differences.

h. Interest on Own Capital

Interest on own capital is shown as recognition of net income, directly on shareholders' equity, and treated as a financial expense for tax purposes, reducing the tax basis for income tax and social contribution on net income for the period.

i. Net Income per Thousand Shares

It is determined considering the amount of shares of paid-in capital on the balance date.

5. INVESTMENTS

Investments are composed of deposit certificates and financial investment fund quotas, whose financial agent is Banco Nossa Caixa S.A.

Type of Investment	2003	2002
CDB Fluctuating CDI	174,785	368,166
State FIF	142,798	-
	317,583	368,166

6. AMOUNTS RECEIVABLE FROM CUSTOMERS

Our clients are Electric Power Utility Concessionaires and free electric power consumers, interconnected to the facilities of the Company.

Facilities	2003	2002
Basic Network	67,898	62,686
Connection	48,562	31,022
	116,460	93,708

7. RECEIVABLES - FINANCE SECRETARIAT

	2003			2002
	Current	Long Term	Total	Total
Benefits - Law 4,819/58	30,925	51,542	82,467	98,420
Contracts of Assignment of Credit Rights	82,700	6,892	89,592	-
Contract of Recognition and consolidation of Obligations	8,258	62,623	70,881	68,690
Sale of Real Estate Property	1,717	13,017	14,734	14,278
Others	-	9,204	9,204	7,099
	123,600	143,278	266,878	188,487

7.1. Benefits – Law 4,819/58

Amounts referring to advances made by CESP – Companhia Energética de São Paulo, from November of 1981 to May of 1983, in order to pay benefits for employees under the State of Sao Paulo Retirement and Pension Plan, pursuant to State Law 4,819/58.

As a result of CESP's partial spin-off, such credits were transferred to the Company, and an agreement was entered into with the State Finance Secretariat on August 06, 1999, to receive such amount in 84 monthly installments, adjusted according to the variation of the General Market Price Index – IGP-M, plus interest of 6% p.a., beginning on September 1999 and scheduled to end on August 2006.

7.2. Contracts of Assignment of Credit Rights

Contracts were made for the assignment of credit rights, with mediation and approval of the State Finance Secretariat, where CESP – Companhia Energética de São Paulo transferred to CTEEP the right to receive part of the credits foreseen in the Recognition and Consolidation of Obligations Instruments made between CESP and the Finance Secretariat, on November 17 and December 01, 2000. For the credits granted, CTEEP will transfer to CESP the amount of R$ 142,000 thousand, as follows:

a. For the contract made on March 27, 2003, CTEEP transferred to CESP the amount of R$ 64,000 thousand, that was received by the Company in 9 successive installments, that started on April 01 and ended on December 01, 2003; and

b. For the contract made on June 27, 2003, a CTEEP transferred to CESP the amount of R$ 78,000 thousand, which will be received by the company in 13 successive installments, beginning in January 02, 2004 and finishing on January 03, 2005.

The contract values will be monthly adjusted by the CID rate, plus 8% p.a. interest

By the moment the company receives the last installment, there will be a financial adjustment, so that is assured the compensation of the funds paid by the company at the contracted rate, since the installments paid by the Finance Secretariat will be monthly adjusted by the variation of IGP-M, plus 6% p.a. interest.

7.3. Agreement for recognition and Consolidation of Liabilities

On May 02, 2002, an Agreement of Acknowledgement and Consolidation of Liabilities was entered into with the State Finance Secretariat, in which the State acknowledges and admits that it owes the Company the amounts corresponding to disbursements originally made by CESP – Companhia Energética de São Paulo, from 1990 to 1999, for the payment of complementation of retirement and pensions resulting from benefits provided under State Law 4,819/58, and the amount so admitted is adjusted for inflation up to January of 2002, pursuant to the variation of UFESP, and as of February of 2002, pursuant to the monthly variation of IGP-M, plus 6% p.a. Reimbursement will be made in 120 monthly and successive installments, starting on August 01, 2002 and scheduled to end on July 1, 2012.

7.4. Disposal of Real Property

On July 31, 2002, a Private Instrument of Settlement was executed, including a promise of real property disposal, acknowledgement of liabilities and commitment to pay, with the State Finance Secretariat, by which the State acknowledges and admits that it owes R$12,243 thousand to the Company corresponding to the market value of the total area of the real property occupied by the State and partially used to build prison units named "Cadeião".

The State undertakes to reimburse the Company for the total amount mentioned, in 120 equal and successive monthly payments starting on August 01, 2002 and end foreseen to July 01, 2012, to be adjusted according to the monthly variation of IGP-M and interest of 6% p.a.

7.5. Other

In addition to the abovementioned amounts, CESP – Companhia Energética de São Paulo made advances to pay for monthly expenses in connection with family allowances, pursuant to benefits provided under Law 4,819/58, amounting to R$ 2,218 thousand, which, in the partial spin-off, were also allocated to the Company; and R$ 6,986 thousand, in connection with labor suits of retired employees, settled by the Company, which were the State's responsibility, thus totaling R$ 9,204 thousand. Company is negotiating with the Finance Secretariat to be reimbursed for such amount.

8. DISPOSAL OF ASSETS AND RIGHTS

8.1. Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, an Agreement for the Assignment and Transfer of Rights and Obligations was entered into by and between EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into by the Company on 10 de November de 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A., of the real estate located at Rua Lavapés, 463, Cambuci, Sao Paulo, amounting to R$ 70,496 thousand, at market value, including interest of 1% p.m. to be paid in 21 equal installments, monthly and successive, due on the first business day of each month, starting on May of 1998. Considering Eletropaulo Metropolitana Eletricidade de São Paulo S.A.'s refusal to recognize the transaction according to the abovementioned amount and having not received the installments, EPTE filed execution proceedings on February 11, 1999 and October 18, 2000, which are in course before the 1st e 36th Civil Court of the Central Court Jurisdiction of Sao Paulo, respectively.

In December of 2000 the net book value of such asset amounting to R$ 4,904 thousand was written off from Fixed Assets, and entries for sale, taxes levied on earnings, allowance for doubtful debtors and corresponding tax credits were recorded.

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

These are amounts referring to credits to be offset against future tax gains, determined on accruals that are temporarily nondeductible, as recorded under section "B" of Taxable Income Control Register – LALUR, and resulting from the following accruals:

	2003			2002
	Income tax	Social C.	Total	Total
Doubtful realization credits	16,374	5,247	21,621	24,472
Fiscal contingencies	21,560	7,762	29,322	26,399
Labor contingencies	20,338	7,322	27,660	20,250
Social security contingencies	1,706	614	2,320	2,320
Civil contingencies	256	92	348	348
	60,234	21,037	81,271	73,789

10. FIXED ASSETS

	2003			2002
	Adjusted Cost	Accumulated Depreciation	Net Balance	Net Balance
In Use				
Intangible	56,597	-	56,597	56,596
Lands	81,598	-	81,598	81,554
Buildings, Civil Work and Improvements	556,915	(287,182)	269,733	290,397
Machinery and equipment	4,426,471	(1,945,179)	2,481,292	2,556,698
Vehicles	34,827	(25,336)	9,491	7,533
Furniture and Fixtures	22,081	(11,582)	10,499	10,372
	5,178,489	(2,269,279)	2,909,210	3,003,150
In Progress	565,112	-	565,112	435,711
Special Obligations				
Donations Received	(9,088)	-	(9,088)	(8,260)
	5,734,513	(2,269,279)	3,465,234	3,430,601

As set forth under Accounting Instruction 6.3.10, item 4, of the Accounting Manual for Electric Power Utility Companies, interest and other financial charges and inflation and exchange gains or losses amounting to R$ 6,049 thousand (2003) and R$ 57,527 thousand (2002), in connection with borrowings from Banco Societé Generale to be invested in fixed assets under construction are recorded as cost of such asset.

Pursuant to Articles 63 and 64 of Decree 41,019, of February 26, 1957, assets and facilities used in transmission are restricted to such services, and may not be removed, disposed of, assigned or given as mortgage guarantee without the previous and express consent of the Regulating Authority. Resolution 20/99 of ANEEL regulates the removal of restrictions on assets of Electric Power Utility concessions, granting previous authorization for the removal of restrictions on assets unserviceable to the concession, when meant for disposal, and further sets forth that the proceed of the disposal be deposited in a blocked bank account and that such funds be invested in concession activities.

11.TAXES PAYABLE

	2003	2002
Social Contribution on Capital Gain	5,247	5,247
Income Tax on Profit	4,989	1,696
Social Contribution on Net Profit	1,975	857
COFINS	1,764	1,403
PIS/PASEP	1,335	1,151
INSS	446	208
Inspection Fee – ANEEL	232	293
Income Tax - Interest on Own Capital	-	4,546
Others	869	343
	16,857	15,744

12.LOANS, FINANCING OPERATIONS AND DEBT CHARGES

	2003				2002
		Principal			
	Charges	Current	Long Term	Total	Total
Foreign Currency					
Financial Institutions	357	26,851	40,277	67,485	95,823
Local Currency					
CESP Foundation	-	14,694	14,694	29,388	36,627
ELETROBRÁS - PRONI	8	50	735	793	843
	8	14,744	15,429	30,181	37,470
	365	41,595	55,706	97,666	133,293

12.1. Financial Institutions

They refer to the credit agreement with Banco Societé Generale, executed on April 14 of 1998, in the amount of FRF 269,528 thousand, corresponding to US$ 41,500 thousand, with the guarantee of Banco Real S.A. On such financing, that contributes for investments in Substation Miguel Reale, biannual interest is charged at the rate of 6.38% p.a.; and for Banco Real S.A. a post-shipment commission of 2.25% is paid in advance every six months, on the disbursed balance.

Amortization will be made in 10 equal and consecutive payments every six months, starting on November of 2001 and scheduled to end on May of 2006.

12.2. CESP Foundation

It refers to an agreement of Acknowledgement of Indebtedness and Other Covenants entered into in November of 1997, with the intervention and consent of Complementary Pension Secretariat, scheduled to expire in November of 2005.

Charges are determined based on the variation of the actuarial cost of the Plan of Complementation of Retirement and Pension for Employees of the Company (IGP-DI plus interest at 6% p.a.), or according to the variation of TR plus interest of 8% p.a., the higher of the two indexes shall apply, and incorporated into the principal on a monthly basis. For the year under reference, balances were adjusted by 30.71% according to the variation of the actuarial cost.

12.3. Long-Term Amortization Program

	Currency	
Year of Maturity	Foreign	Local
2005	20,138	14,744
2006	20,139	50
2007	-	50
2008	-	50
2009	-	50
After 2009	-	485
	40,277	15,429

	Contrato			Interest	2003
Institution	Beginning	End	Amortization	Rates	Principal
Société Génerale	2001	2006	10 semi-annualy	Eurolibor	67,128
CESP Foudantion	1997	2005	96 months	IGP-DI	29,388
ELETROBRÁS - PRONI	1994	2021	80 quarterly	UFIR	785
					97,301

13. VOLUNTEER SEVERANCE PROGRAM

In September 2003, the Company implanted the Volunteer Severance Program for its employees, aiming at reducing its staff and consequently reducing operating expenses.

The adhesion to the mentioned program started on September 1st and ended on September 30, 2003, totaling 104 employees, implying in an accrual of R$ 11,865 thousand, during such month.

From this amount, there is a balance payable of R$ 7,162 thousand, which should be settled during the 1st quarter of 2004.

14. ESTIMATED LIABILITIES

	2003	2002
Vacations and Vacation Bonus	23,265	18,466
Social Charges on Vacations and Vacation Bonus	9,639	8,137
Profit Sharing	9,968	7,136
	42,872	33,739

15. ACCRUALS FOR FISCAL AND TAX CHARGES

The Company is contesting in court the constitutionality of the tax rate increase from 2% to 3%, and the increased basis for taxation, including financial revenues and non-operating revenues, of Contribution for Social Security Financing – COFINS, pursuant to Law 9,718/99.

While waiting for a final decision to be rendered on the matter, an accrual is being made for the amounts, and the Company is making the corresponding deposits in court.

16. PAYABLES

The amounts of R$ 18,342 thousand classified in Current Liabilities and R$ 206,104 thousand classified in long-term Liabilities, refer to the balances of two contracts for Debt Recognition of Financing operations of Actuarial Deficit with the CESP Foundation, referring to the Plans of Proportional Supplementary Benefit - BSPS, with monthly maturities foreseen for November 2017, adjusted by the variation of the actuarial cost (IGP-DI plus 6% p.a. interest).

17. ACCRUALS FOR CONTINGENT LIABILITIES

The contingencies, of different kinds, were appraised and classified according to probabilities of expense materialization for the Company, as seen below:

	Loss Expectation				
	2003				2002
	Probable	Possible	Remote	Total	Total
Labor	81,354	58,000	110,228	249,582	228,031
Civil	1,023	-	-	1,023	1,023
Fiscal – IPTU (land tax)	86,238	-	-	86,238	77,642
Social Security - INSS	6,825	-	-	6,825	6,825
	175,440	58,000	110,228	343,668	313,521

The expectation of unfavorable results for each contingency is classified as:

- Probable – lawsuits which negative result for the Company has great possibility of happening;
- Possible – lawsuits of medium possibilities of loss for the Company; and
- Remote – lawsuits of little possibilities of loss for the Company.

Accruals were constituted for those contingencies classified as probable.

Lawsuits are analyzed on a quarterly basis and additional accruals are made, if necessary.

17.1. Labor

The Company has undertaken to be liable for certain lawsuits, before different courts, arising mainly from the partial split-off processes of CESP – Companhia Energética de São Paulo and ELETROPAULO – Eletricidade de São Paulo S.A.

17.2. Tax – IPTU

Accrual made on account of debts with the City Halls of São Paulo and Sao Jose dos Campos. Labor Contingencies.

17.3. Social Security - INSS

On August 10 of 2001, the Company received a notice issued by the National Social Security Institute – INSS regarding the lack of payment of contributions on compensations paid to employees, as advances – meals, morning snack and basic basket, referring to the period from April of 1999 to July of 2001. As a result, Management resolved to create an accrual and made the corresponding deposit in court.

18. SHAREHOLDERS' EQUITY

18.1. Share Capital

The authorized share capital of the Company totals R$ 1,469,090 thousand, of which R$ 615,696 thousand in common shares and R$ 853,394 thousand in preferred shares, all nominative shares without certificates and with no par value.

The subscribed and paid-up capital amounts to R$ 462,000 thousand, divided into 149,285,035 thousand shares, of which 62,558,663 thousand common shares and 86,726,372 thousand preferred shares.

Preferred shares are non-voting shares. However, they have priority for redemption of capital and payment of dividends of 10% p.a., noncumulative, calculated on the paid-in capital corresponding to this type of shares.

18.2. Company's Shareholding Structure

The main shareholders of the Company were the following:

	2003					
	Quantity of Shares – In Units					
	Common	%	Preferred	%	Total	%
Government – State of São Paulo and Affiliated Companies –(Control)						
Finance Secretariat	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Others	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,506	36.45
Others - (Outstanding Shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
União Federal	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Caixa de Previdência dos Employees of Banco do Brasil	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Fundação CESP	-	-	1,637,600,000	1.89	1,637,600,000	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,412,200,000	1.63	1,412,200,000	0.94
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Wisteria Holdings	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
The Bank of New York - ADR Department	36,999,000	0.06	97,636,200	0.11	134,635,200	0.09
Directors	-	-	212,710	-	212,710	-
Management Board	31	-	103,807	-	103,838	-
Fiscal Board	-	-	-	-	-	-
Others (1)	5,557,925,193	8.88	17,506,628,469	20.19	23,064,553,662	15.45
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders who individually own share percentages lower than 5% of the voting stock.

	2002					
	Quantity of Shares – In Units					
	Common	%	Preferred	%	Total	%
Government - Stado ofSão Paulo and affiliated Companies – (Control)						
Finance Secretariat	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Others	82,932,929	0.13	153,576,465	0.18	236,509,394	0.15
	40,333,043,191	64.47	14,161,192,544	16.33	54,494,235,735	36.50
Others - (Outstanding Shares)						
Centrais Elétricas Brasileiras S.A.- ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S,A, BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Caixa de Previdência dos Employees of Banco do Brasil	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,057,600,000	1.22	1,057,600,000	0.71
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Wisteria Holdings	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
The Bank of New York - ADR Department	36,999,000	0.06	136,168,200	0.16	173,167,200	0.12
Directors	-	-	212,710	-	212,710	-
Management Board	31	-	103,808	-	103,839	-
Fiscal Board	-	-	-	-	-	-
Others (1)	5,483,769,964	8.76	19,460,296,468	22.44	24,944,066,432	16.70
	22,225,619,612	35.53	72,565,179,649	83.67	94,790,799,261	63.50
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders who individually own share percentages lower than 5% of the voting stock.

18.3. Shareholders who own more than 5% of the Voting Stock

	2003					
	Quantity of Shares - In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
Finance Secretariat	35,678,562	99.99	-	-	35,678,562	99.99
Others	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,460,180	20.70	281,923,581,015	52.45
BNDESPAR	67,789,960,070	14.98	532,937,780	0.63	68,322,897,850	12.71
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Others	97,582,887,747	21.57	66,862,359,370	78.67	164,445,247,117	30.60
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	2002					
	Quantity of Shares – In Units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A.						
Finance Secretariat	35,678,562	99.99	-	-	35,678,562	99.99
Others	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,592,868,180	20.70	281,920,989,015	52.45
BNDESPAR	65,589,960,070	14.50	532,937,780	0.63	66,122,897,850	12.30
FND	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Others	99,782,887,747	22.05	66,864,951,370	78.67	166,647,839,117	31.01
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

18.4. Capital Reserve

	2003	2002
Investment Subsidies - CRC	1,802,084	1,802,084
Remuneration of Fixed Assets – Own Capital	633,053	633,053
Donations and Subsidies for Investments	150,489	150,489
Fiscal Incentives - FINAM	6,743	6,743
	2,592,369	2,592,369

a. Remuneration of Construction Works in Progress

It refers to credits resulting from capitalization of remuneration determined based on own capital funds used during construction, applied to construction works in progress and which can only be used for capital increases. As of 1999, the Company stopped adopting such procedure, as entitled under the Accounting Manual for Electric Power Utility Companies.

18.5. Profit Reserve

	2003	2002
Legal Reserve	46,041	34,922
Statutory Reserve	46,200	46,200
Reserve of Realizable Profits	49,779	51,555
	142,020	132,677

a. Legal Reserve

Composed of 5% of the net income for the year, before any recognition, up to a maximum of 20% of share capital.

b. Statutory Reserve

The By-laws of the Company provides for the creation of this reserve at the rate of 20% of the net income for the year, minus legal reserve and minimum mandatory dividends, up to the limit of 10% of share capital.

c. Unrealized Income Reserve

Unrealized income results from a credit balance of net balance sheet adjustment for inflation until 1995. This reserve is realized in proportion to depreciation and amortization of fixed assets. Realized amounts are transferred to the retained earnings account on a monthly basis.

18.6. Profit Distribution to Shareholders

In accordance with paragraph 1 of article 31 of the Company's Bylaws, profit distribution to shareholders occurs every six months, and is determined based on the paid-in capital, as follows:

- 10% per annum for preferred shares; and
- Up to 10% per annum for common shares.

a. Interest on Own Capital

Pursuant to Law 9,249, of December 26,1995, legal entities taxed based on taxable income may pay interest on its own capital to its shareholders, as long as there is income earned before interest is deducted, or, on the amount of retained earnings and surplus reserve, limited to 50% of the corresponding account amounts in both situations, and interest paid or credited to shareholders may be deducted for tax purposes.

In such context, on August 27, 2003 remuneration interest was paid on own capital to the shareholders, in the amount of R$ 68,400 thousand (R$ 62,188 thousand net of income tax at source).

During the ordinary meeting held on September 08, 2003, the Management Board decided giving another sum of remuneration interest on own capital to the shareholders, in the amount of R$ 78,849 thousand, corresponding to R$ 0.5281775 per lot of a thousand actions (R$ 71,772 thousand net of income tax at source), to be paid on June 21, 2004, totaling therefore, R$ 147,249 thousand in the period of 2003, (R$ 133,960 thousand net of income tax at source).

The mentioned interest was accounted for deduced of the balance of the account retained earnings, existing on December 31, 2002, according to Financial Statements approved during the Ordinary General Meeting, held on April 25, 2003.

The remuneration interest, already paid and accounted for, under the terms of paragraph 7 of the article 9 of Law 9.249/95, will be inserted at the value of dividends that provide article 202, of Law 6.404/76, and paragraph 3, of article 31, of the Company's Bylaws.

b. Recognition of Income for the Year

	2003	2002
Net Profit for the Period	222,376	168,137
Constitution of Reserves		
Legal	(11,119)	(8,407)
Statutary	-	(14,949)
Realization of the Realizable Profits Reserve - Supplmentary Monetary Restatement - Law 8,200/91	1,776	4,354
Profits to Distribute	213,033	149,135
Remuneration Interest on Own Capital	(147,249)	(136,353)
Balance at the Disposition of General Meeting	65,784	12,782
Additional Dividends	-	(12,782)
Retained Earnings	65,784	-
Minimun Mandatory Dividends	46,200	46,200

c. Retention of Profits

The Management, taking into consideration the proposal of capital budget for 2004, and in conformity with article 196, of Law 6.404/76 and Instruction 59/86 of CVM, proposed at the Ordinary General Meeting retaining the remaining profit balance, in the amount of R$ 65,784 thousand, into the account retained earnings.

19. FINANCIAL INCOME (EXPENSES) / INFLATION AND EXCHANGE GAINS OR LOSSES ON MONETARY ITEMS

	2003	2002
Revenues		
Earnings from Financial Investments	65,886	58,607
Interest on Amounts Receivable – Finance Secretariat	29,284	9,134
Deductions to Revenue – PIS/PASEP	(1,835)	(926)
Deductions to Revenue - COFINS	(3,337)	(3,803)
Others	840	543
	90,838	63,555
Expenses		
Debts charges	(14,824)	(10,373)
CPMF	(5,396)	(4,768)
Charges on RGR	(1,116)	(1,116)
Charges on Taxes - CETEMEQ	(1,202)	(1,314)
Others	(988)	(1,460)
	(23,526)	(19,031)
Monetary Restatement		
Active	15,212	58,487
Passive	(24,743)	(56,290)
	(9,531)	2,197

20. INCOME TAX AND SOCIAL CONTRIBUTION

The Company makes monthly accruals for income tax and social contribution on income on an accrual basis, determined based on monthly balance sheets (suspension and reduction).

20.1. Reconciliation of Income Tax and Social Contribution

Tax expenses are determined based on tax rates currently in force, amounting to 34%, of which 25% refers to income tax and 9% to social contribution.

	2003		2002	
	Income Tax	Social C.	Income Tax	Social C.
Result before Taxes	129,963	129,963	46,497	46,497
Taxes on Preliminary Order – COFINS	12,516	-	11,610	-
Accrual for Labor Contingencies	21,794	21,794	15,553	15,553
Accrual for Fiscal Contingencies – IPTU	8,596	8,596	14,627	14,627
Accrual for Volunteer Severance Program	7,162	7,162	-	-
Accrual for Profit Sharing	2,831	2,831	(136)	(136)
Accrual for Fiscal Contingencies – INSS	-	-	2,453	2,453
Accrual for Civil Contingencies	-	-	271	271
Discount on Investment	30,407	20,670	30,407	20,670
Reversal of Accruals	(12,688)	(12,688)	(9,284)	(9,284)
Compensation of Negative Calculation Base – Limited to 30%		(35,719)		(27,106)
Others	252	-	(139)	(300)
Profit – Calculation Base	200,833	142,609	111,859	63,245
15% Rate	(30,125)		(16,779)	
10% Rate	(20,059)		(11,162)	
9% Rate		(12,835)		(5,691)
Fiscal Incentives	701	-	723	-
Accrual for Income Tax and Social Contribution	(49,483)	(12,835)	(27,218)	(5,691)
Deferred Income Tax and Social Contribution	5,502	1,980	13,398	4,798
Expense with Income Tax and Social Contribution	(43,981)	(10,855)	(13,820)	(893)

21. EMPLOYEE RETIREMENT AND PENSION PLANS

Complementary and supplementary retirement and pension plans for the Company's employees are kept with CESP Foundation.

21.1. Plan "A" – Supplementary Retirement

This plan is governed by Law 4,819/58, which applies to employees hired until May 13, 1974, and provides for complementary retirement and pension benefits, leave and family allowance. The proper authorities of Sao Paulo State Government are responsible for the funds needed to support liabilities undertaken in this plan, pursuant to the agreement entered into by and between the State of Sao Paulo Finance Secretariat and the Company on December 10, 1999, effective until December 31, 2003. At the time, an agreement was entered into by and between the Company and CESP Foundation in order to set forth the obligations of both parties regarding payroll processing for such benefits.

21.2. Plan "B" and "B1" – Supplementary Retirement

Plans "B" and "B1" are ruled by Law 6,435/77, managed by CESP Foundation, and sponsored by the Company, and provide supplementary retirement and pension benefits whose reserves are determined by the capitalization method.

Plan "B" refers to the Supplementary Pro Rata Benefit Paid – BSPS determined on December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), according to the regulation in force, at an economic, financial and actuarial balance at the time. The Company is responsible for the yearly actuarial liability (deficit or surplus) of this Plan.

On January 01, 1998 (CTEEP) and April 01, 1998 (EPTE) the Company implemented Plan "B1" establishing matching contributions for the Company and participants in order to keep the financial, economic and actuarial balance of the plan. This plan provides retirement and pension benefits for its employees, former employees and respective beneficiaries in order to supplement benefits provided by the social security system. The plan mixes 70% of defined benefit (DB) and 30% of defined contribution (DC).

21.3. Decision CVM 371/00

The main economical-financial information on the Company's plans (CTEEP/EPTE), in accordance with Decision CVM–371/00 and based on the actuarial opinion, on December 31, 2003, are the following ones:

a. Reconciliation of Assets and Liabilities

	2003	2002
Fair Value of Assets	866,411	651,641
Total Actuarial Liabilities	(1,036,488)	(898,382)
Gains/(Losses) to Be Recognized in Future Periods	(50,040)	22,769
Net Liabilities	(220,117)	(223,972)

Therefore, based on the evaluation prepared by independent actuaries for assessment of actuarial obligation, there are no additional liabilities to be recognized on the date of the Company's balance sheet, except for those already recognized in the form of loan referring to the retention of reserves (see Note 12.2) and of debt recognition (see Note 16) that amount R$ 253,834 thousand.

b. Changes in the Assets of the Plan

	2003	2002
Fair Value of Assets of the Plan	651,641	473,857
Employer Contributions	44,717	41,771
Employees' Contributions	5,775	5,527
Investment Payback	186,956	150,881
Benefits Paid	(22,724)	(21,148)
Transference of Contribution Defined to Benefit Defined	46	753
	866,411	651,641

c. Changes in Actuarial Liabilities

	2003	2002
Current Value of Actuarial Liabilities	898,382	701,749
Costs of Current Services	9,289	8,881
Interest Cost	138,613	109,052
Actuarial Loss	12,882	99,095
Benefits Paid	(22,724)	(21,148)
Transference of Contribution Defined to Benefit Defined	46	753
	1,036,488	898,382

d. Participants in the Plans

	2003	2002
People Working	3,055	3,071
People Retired	556	509
People Retired due to Disability	18	16
Retired – Pensioner	37	30

e Actuarial Premises

	2003
Rate Used for the Discount of the Present Actuarial Liabilities	15.54%
Payback Rate Expected on the Assets of the Plan	15.54%
Rate of Future Salary Growth	12.27%
Adjustment Rate of Continuous Benefits Granted	9.00%
Benefit Capacity Factor/Salary to Preserve Purchase Power	95.50%
Turnover Rate	2.00%
General Table of Mortality	AT-49
Table of Beginning of Benefits for Disability	Light-Average
Table of Mortality of Disabled People	IAPB-55
Table of Mortality of People Working	Hamza Method

21.4. Other Benefits

In addition to the benefits of the plan, the Company offers its employees other benefits, as medical, hospital and dental services, which are also managed by CESP Foundation.

22. CONCESSIONS

According to Ordinance 185, of June 06 of 2001, issued by Ministry of Mines and Energy - MME, the Company's concession term for exploitation of electric energy utility service was extended for 20 years, starting on July 08 of 1995, including the basic system, connections and other facilities.

As a result, on June 20 of 2001, the agreement of Concession of Electric Power Transmission Utility Service was entered into by and between Company and the Granting Authority, through the National Agency of Electric Energy – ANEEL.

The concession agreement under reference was amended on December 14 of 2001, in view of the taking over of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. by the Company. The terms initially agreed upon were maintained, except for the permitted annual revenue level, which was reduced by 0.58% in July of 2002 and will be reduced by 3.56% in July of 2003, equivalent to 50% of efficiency gains expected to result from takeover.

23. FINANCIAL INSTRUMENTS

Book values of financial instruments as assets and liabilities, when compared to the amounts that could be obtained by trading them in an active market and, in their absence, at net present value adjusted based on the current market interest rate, are substantially close to their corresponding market values.

24. INDEPENDENT AUDITORS

For the purposes foreseen in the Circular Letter/CVM/SEP/SNC / 02/2003, as of March 20, 2003, CTEEP makes clear that Trevisan Auditores Independentes, in the fiscal period 2003, rendered to this Company external audit services only.

25. INSURANCE

Company's insurance policies are shown below according to type of risk and effective date:

Risks	Effective Date	Insured Amount		Premium	
		US$ tho	R$ tho	US$ tho	R$ tho
Property	10/03/03 a 10/03/04	-	1,904,875	-	5,514
Aircraft					
Civil/Hull Liability	11/02/03 to 11/02/04	97,012	-	152	-
RETA – Liability of Exploiter	11/02/03 to 11/02/04	-	844	-	6
General Civil Responsibility	10/17/03 to 10/17/04	-	10,000	-	198
Domestic Transportation	09/18/03 to 09/18/04	-	230,000	-	67
Group Accident Insurance	05/01/03 to 05/01/04	-	108,392	-	10

25.1. Property Insurance

Coverage against fire and electrical damages for equipment installed at Transmission Substations and buildings, as well as their respective contents, warehouses and facilities.

25.2. Aircraft Insurance

Mandatory coverage for Exploiter or Air Carrier Liability (RETA) and Hull and Liability (LUC) for the fleet of planes and helicopters.

25.3. General Liability Insurance

Coverage against indemnities for bodily injury, consequential and/or material damages caused to third parties as a result of Company's operations.

25.4. Domestic Transportation Insurance

Coverage against damages caused to goods transported by any adequate means domestically.

25.5. International Transportation Insurance

Coverage against personal accidents to executives, interns and students.

26. COLLECTION CLAIM OF ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, the company Centrais Elétricas Brasileiras S.A. – ELETROBRÁS filed an ordinary collection claim against ELETROPAULO – Eletricidade de São Paulo S.A. referring the balance of a certain financing contract. In 1999, a judgment was expressed on the above-mentioned lawsuit, which sentenced ELETROPAULO to pay the balance assessed. Under the terms of the split-off of ELETROPAULO, made on December 31, 1997 and that implied in the constitution of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. and of other companies, ELETROPAULO is solely liable for obligations of any kind referring to actions made until the split-off date, except for passive contingencies, which accruals have been assigned to the merging companies. In the case now discussed, there was not, at the time of split-off, the assignment to EPTE of accrual for such purpose, being clear then that ELETROPAULO was exclusively responsible for it. At the time of the split-off, there was only the transference to the assets of EPTE of a historical judicial deposit of R$ 4.00 constituted in 1988 by ELETROPAULO referring the amount that it understood as owed to ELETROBRÁS regarding the balance mentioned in the financing contract and the recognition in the liabilities of EPTE of the same value referring to this debt.

Therefore, in view of the split-off protocol of ELETROPAULO, EPTE would be responsible for certain and known debts, at the exact amount adjusted and available in the mentioned judicial deposit constituted in 1988, and ELETROPAULO would be liable for the passive contingency referring the difference between the amount demanded in court by ELETROBRÁS and the adjusted value of the said judicial deposit. On September 26, 2001, ELETROBRÁS executed the sentence referring the said financing contract, charging R$ 429 million of ELETROPAULO and R$ 49 million of EPTE, understanding that EPTE would pay its part with the adjusted funds of the mentioned judicial deposit. CTEEP executed the merger of EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, the sentence of the Justice Court of the State of Rio de Janeiro was published excluding ELETROPAULO of the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, Special Appeal with the Superior Justice Court and an Extraordinary Appeal with the Supreme Federal Court, aiming at maintaining the mentioned collection regarding ELETROPAULO.

In regards to that debt and in view of the referring formal documents of the split-off of ELETROPAULO, CTEEP, according to the understanding of its legal department, is just responsible for the payment equivalent to the adjusted value of the judicial deposit made in 1988 for that purpose and that presently is part of its assets, and should proceed in the defense of such right. On the other hand, the company did not constitute an accrual for the remaining contingency, estimated now in R$ 560 million, that the company understands as being of responsibility of ELETROPAULO and accordingly has been being collected by ELETROBRÁS.

ADDENDUM I

STATEMENT OF ADDED VALUE FOR THE YEARS ENDED ON DECEMBER 31

(In thousands of Brazilian Reais)

	2003	2002
GENERATION OF ADDED VALUE		
Revenue from the use of electric power grid and services	910,159	768,586
Non-operating revenues	2,651	10,292
	912,810	778,878
INPUTS ACQUIRED FROM THIRD PARTIES		
Third party services	(81,454)	(72,728)
Material	(20,412)	(19,778)
Other operating inputs	(16,529)	(28,343)
Non-operating expenses	(9,154)	(12,127)
	(127,549)	(132,976)
GROSS ADDED VALUE	785,261	645,902
RETENTIONS		
Reintegration quotas	(160,552)	(161,222)
NET ADDED VALUE GENERATED	624,709	484,680
ADDED VALUE RECEIVED IN TRANSFERENCE		
Amortization of discount	16,985	16,985
Financial earnings	96,010	68,284
	112,995	85,269
ADDED VALUE TO BE DISTRIBUTED	737,704	569,949
DISTRIBUTION OF ADDED VALUE		
Remuneration of work	305,451	252,621
Taxes, fees and contributions	146,239	105,957
Interest and monetary restatements	33,057	16,834
Leasings and rent	3,468	3,629
Intrasector - RGR and inspection fee - ANEEL	27,113	22,771
Distribution to shareholders	147,249	149,135
Constitution/Realization of reserves	9,343	19,002
Retained earnings	65,784	-
	737,704	569,949

ADDENDUM II

STATEMENT OF CASH FLOWS FOR THE YEARS ENDED ON DECEMBER 31

(In thousands of Brazilian Reais)

	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES		
Received from customers	885,887	754,665
Received from others	8,392	11,456
Payments to suppliers	(131,531)	(84,918)
Payments to companies	(317,695)	(286,529)
Taxes and contributions	(107,794)	(90,326)
	337,259	304,348
CASH FLOW FROM INVESTMENT ACTIVITIES		
Purchase of fixed assets	(182,229)	(107,295)
CASH FLOW FROM FINANCIAL ACTIVITIES		
Revenue from financial investments	52,684	46,242
Payment of loan liabilities	(74,165)	(72,207)
Interest on own capital /Dividends	(127,130)	(130,778)
Bank expenses - CPMF	(5,372)	(4,671)
Others	(1,116)	(1,116)
	(155,099)	(162,530)
CASH FLOW FROM NON-OPERATING ACTIVITIES		
Other receipts (1)	103,726	92,295
Other exits (2)	(161,190)	(19,818)
	(57,464)	72,477
INCREASE (REDUCTION) OF NET CASH BALANCE	(57,533)	107,000
STATEMENT OF CHANGES IN CASH FLOW		
At the beginning of the period	375,401	268,401
At the end of the period	317,868	375,401
	(57,533)	107,000

(1) Refer basically to the amounts received from the Finance Secretariat.

(2) In 2003, refers basically to the contracts of assignment of credit rights made with CESP – Companhia Energética de São Paulo, see Note 7.2.

In 2002, refers to payments to CESP, arising from social security obligations (INSS).

JOSÉ SIDNEI COLOMBO MARTINI

President

GERSON AMAURI FONTOURA DA SILVA KOZMA

Administrative Officer

CELSO SEBASTIÃO CERCHIARI

Technical Officer

CLÁUDIO CINTRÃO FORGHIERI

Financial and Investor Relations Officer

CLOVIS JOSÉ ROSSI

Accountant
CRC – 1SP127796/O-5

BOARD OF DIRECTORS

Chairman:
MAURO GUILHERME JARDIM ARCE

Deputy Chairman:
RUY MARTINS ALTENFELDER SILVA

Board Members:
ALEXANDRE RIBEIRO MOTTA

ANTONIO CARLOS RIZEQUE MALUFE

CARLOS PEDRO JENS

CLÁUDIA MARIA COSTIN

EDUARDO REFINETTI GUARDIA

FERNANDO CARVALHO BRAGA

FERNANDO JOSÉ TENÓRIO ACOSTA

FERNANDO MAIDA DALL'ACQUA

LUIZ DE FREITAS BUENO

MIGUEL CARLOS FONTOURA DA SILVA KOZMA

NELSON VIEIRA BARREIRA

NORBERTO DE FRANCO MEDEIROS

SÍLVIO ALEIXO

A free translation of the original report in Portuguese on financial statements prepared in accordance with accounting standards generally accepted in Brazil.

INDEPENDENT AUDITORS' OPINION

To the Shareholders and Directors of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Sao Paulo – SP

1 We have audited the balance sheets of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2003 and 2002 and the respective statements of income, changes in shareholders' equity and changes in the financial position for the years then ended, prepared under the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2 Our exam was conducted according to generally accepted auditing standards applicable in Brazil and comprised: a) planning the audit work, taking account of the materiality of the balances, the volume of transactions and the company's accounting systems and internal accounting controls; b) verification, based on tests, of evidence and records supporting the reported accounting amounts and information; and c) an appraisal of the most significant accounting practices and estimates adopted by the company's management, as well as of the financial statements as a whole

3 In our opinion, the financial statements referred to in Paragraph 1, present fairly, in all relevant respects, the financial position of the CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2003 and 2002, the results of its operations, the changes in its shareholders' equity and changes in its financial position for the years then ended, in accordance with the accounting practices adopted in Brazil.

4 Additional information provided in Schedules I and II refer to the statements of added value and cash flow the years ended on December 31, 2003 and 2002. We have examined such information according to the auditing procedures mentioned under Paragraph 2 and, in our opinion, they are properly presented, in all material respects, with regard to the financial statements as a whole.

São Paulo, February 27, 2004.

Orlando Octavio de Freitas Junior
Partner-Accountant
CRC 1SP178871/O-4
Trevisan Auditores Independentes
CRC 2SP013439/O-5

REPORT OF THE AUDIT BOARD

The Audit Committee of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the accruals set forth under paragraphs I, II, III and VII of Article 163 of Law 6404, of December 15, 1976, has examined the company's Financial Statements for the year ending on December 31, 2003, prepared according to the accounting principles established under chapters XV and XVI of the law under reference, comprising the Balance Sheet, Income Statement, Statement of Changes in Financial Position and Statement of Changes in Shareholders' Equity, and corresponding Explanatory Notes, Value Added Statement and Cash Flow Statement on the corresponding dates as well as the Board of Directors' Report on the corporate business and main administrative facts of the year. It analyzed too, the Capital budget for the accounting period 2004 for the purposes provided in article 196 of Law 6.404/76.

Based on the review conducted and on the Independent Auditors' Opinion and Fiscal Board, it is our opinion that the Financial Statements and supplementary information, as well as the Board of Directors' Report, are suitable to be submitted to Shareholders for appraisal and approval.

This is our Opinion.

Sao Paulo, March 8, 2004

Ana Maria Linhares Richtman

Carlos Alberto Pontelli

João Paulo Pombeiro Gomes de Melo

Raimundo Francisco Alencar

Rômulo Rodrigues